Exhibit (d)(xxii)

AMENDMENT TO SUBADVISORY AGREEMENT

This AMENDMENT TO SUBADVISORY AGREEMENT is dated as of February 28, 2011, by and among SUNAMERICA ASSET MANAGEMENT CORP., a Delaware Corporation (the “Adviser”) and KINETICS ASSET MANAGEMENT, INC., a New York Corporation (the “Subadviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated December 31, 2005 pursuant to which the Subadviser furnishes investment advisory services to certain series of SunAmerica Focused Series, Inc. (the “Fund”) as listed on Schedule A of the Subadvisory Agreement;

WHEREAS, the parties desire to further amend the Subadvisory Agreement to reflect the removal of a series, Focused Value Portfolio, from Schedule A; and

WHEREAS, the Board of Directors of the Fund, has approved this Amendment to Subadvisory Agreement and it is not required to be approved by the shareholders of the Focused Value Portfolio.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	Schedule A of the Subadvisory Agreement shall be replaced with the Schedule attached hereto.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT CORP.

By:

Name:	Peter A. Harbeck
Title:	President & CEO

KINETICS ASSET MANAGEMENT

By:

Name:
Title:

SCHEDULE A

Portfolio	Fee Rate (as a percentage of daily net assets the Subadviser manages for the Portfolio)

Focused StarALPHA Portfolio	0.40% on the first $200 million 0.30% thereafter

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